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SEC Mail Processing Section

FEB 26 2010

Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC GLOBAL FUND DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 N. BRAND BLVD · SUITE 1950
(No. and Street)

GLENDALE (City) CA (State) 91203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JINGJING YAN, TREASURER 818·245·7531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST + YOUNG LLP
(Name – *if individual, state last, first, middle name*)

725 S FIGUEROA ST (Address) LOS ANGELES (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JINGJING YAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC GLOBAL FUND DISTRIBUTORS, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2010, by Jingjing Yan, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

(Seal)

ARACELI M. OLEA
Commission # 1736034
Notary Public - California
Los Angeles County
My Comm. Expires Apr 1, 2011

Signature Araceli M. Olea

STATEMENT OF FINANCIAL CONDITION

Pacific Global Fund Distributors, Inc.
December 31, 2009
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2009

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
105

Contents

Report of Independent Registered Public Accounting Firm....1

Statement of Financial Condition

Statement of Financial Condition....2
Notes to Statement of Financial Condition....3

ERNST & YOUNG

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Pacific Global Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of Pacific Global Fund Distributors, Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pacific Global Fund Distributors, Inc. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 19, 2010

A member firm of Ernst & Young Global Limited

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2009

Assets		
Cash	$	34,846
Commissions receivable from Pacific Advisors Fund Inc.		32,463
Other commissions receivable		10,618
Investments in Pacific Advisors Fund Inc. at fair value (cost – $38,498)		35,769
Prepaid expenses		17,736
Total assets	$	131,432
Liabilities and shareholder's equity		
Commissions payable to brokers	$	82,577
Accounts payable and accrued expenses		16,563
Total liabilities		99,140
Shareholder's equity:		
Common stock, no par value:		
Authorized, issued and outstanding 10,000 shares		227,295
Accumulated deficit		(195,003)
Total shareholder's equity		32,292
Total liabilities and shareholder's equity	$	131,432

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Notes to Statement of Financial Condition

December 31, 2009

1. Organization

Pacific Global Fund Distributors, Inc. (the "Company") was incorporated on June 25, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company, a wholly owned subsidiary of Pacific Global Investment Management Company (the "Advisor"), serves as the distributor of capital shares and as an introducing broker for trading of portfolio securities of Pacific Advisors Fund Inc. (the "Fund").

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States.

Investments in Pacific Advisors Fund Inc.

The Company's investments in the Fund's portfolios are recorded at their quoted market values.

Investment Valuation

The Company's investment in the Fund has been classified in the fair value hierarchy (as defined in U.S. generally accepted accounting standards) as a Level I type investment (i.e., quoted prices are available in active markets for the investment).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $9,191 which was $2,582 in excess of its required net capital of $6,609. The ratio of aggregate indebtedness to net capital was 10.79 to 1 at December 31, 2009. The Company was in compliance with the net capital requirements.

4. Income Taxes

The Company has a federal and state tax allocation agreement with its parent company whereby it is charged an amount equal to its separate tax liability as if it were filing on a separate-company basis. The Company files a consolidated tax return with its parent company for federal tax purposes and a combined tax return for state tax purposes.

Effective for the year ended December 31, 2009, the Company adopted accounting guidance with respect to how uncertain tax positions should be recognized, measured, presented and disclosed in the Company's financial statements on the basis of whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has analyzed the Company's tax positions taken on federal income tax returns for all open tax years and for the year ended December 31, 2009, and has concluded that the adoption of the new accounting guidance resulted in no impact to the Company's financial position or results of operations and that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions or expected to be taken in future tax returns. Tax years 2006, 2007 and 2008 are still subject to examination by major federal jurisdictions. Tax years 2005, 2006, 2007 and 2008 are still subject to examination by major state jurisdictions.

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

4. Income Tax (continued)

The deferred tax asset consists of the following as of December 31:

	2009	2008
Tax net operating and capital loss carryforward	$ 63,035	$ 40,049
Less valuation allowance	(63,035)	(40,049)
	$ –	$ –

As of December 31, 2009 and 2008, no tax benefit has been recorded as utilization of the net operating loss carryforwards is uncertain. At December 31, 2009, the Company has net operating and capital loss carryforwards of $176,668 for income tax purposes that expire in 2010 through 2026.

5. Related Parties

As discussed in Note 1, the Company derives all of its commissions income from the Fund and trades executed by the Fund.

The Advisor of the Fund provides personnel and certain other support services to the Company. The cost of these services will be reimbursed by the Company. Certain officers of the Company are also officers of the Advisor and the Fund.

6. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

7. Subsequent Events

The Company has completed an evaluation of all subsequent events through February 19, 2010, which is the date the financial statements were available for issuance, and has concluded that no subsequent events occurred which would require recognition or disclosure.

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